Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

August 8, 2013

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Universal Capital Management, Inc.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended April 30, 2012

Filed June 27, 2013

File No. 000-51132

Dear Mr. Gordon:

Universal Capital Management, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of August 2, 2013 pertaining to the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended April 30, 2012 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 27, 2013, File No. 000-51132.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 2, 2013.

 Amendment No. 2 to Form 10-K for the year ended April 30, 2012

General

1.

We note that you have recently filed amended Form 10-Q’s for the periods ending July 31, 2011, October 31, 2011 and January 31, 2012 that were not previously reviewed by the an independent registered public accounting firm. We also note that the quarterly reports subsequent to these periods have also not been reviewed by an independent registered public accounting firm as disclosed in each respective Form 10-Q. Please tell us if and when you will amend the quarterly filings.

Response:  The Company is in the process of preparing and then having the amended Form 10-Q’s reviewed for the periods ending July 31, 2012, October 31, 2012 and January 31, 2013.  We anticipate that the review by the independent registered public accounting firm will be completed such that the filing of the amended Form 10-Q’s will be submitted on or before August 31, 2013.

Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

Item 7.  Management’s Discussion and Analysis of Financial Condition, page 3

2.

We note your disclosure on page 3 that, as a result of the significant working capital deficit, you do not have sufficient cash resources or current assets to pay your obligations. In future Exchange Act periodic reports, please revise your disclosure to describe how your significant solvency and liquidity issues impact your business and your plans for addressing your inability to pay your obligations. Please also revise your risk factors, as applicable.

The Company will ensure that in future Exchange Act periodic reports, we will revise our disclosure to describe how our significant solvency and liquidity issues impact our business and will include our plans to address our inability to pay our obligations.  Additionally, we will revise our risk factors, as applicable.

Results of Operations, page 3

3.

In future Exchange Act periodic reports please consider revising your discussion and analysis of the results of operations to include a robust discussion of any known material trends, events, and uncertainties related to your results of operations, rather than merely reciting financial statement information in narrative form. It would also be helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing each segment of the business. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

The Company will ensure that in future Exchange Act periodic reports, we will consider revising our discussion and analysis of the results of operations to include a robust discussion of any known material trends, events, and uncertainties related to our results of operations, rather than merely reciting financial statement information in narrative form. We will also consider including a discussion of key variables, such as industry specific metrics, and financial measures we utilize in managing each segment of the business.

Item 9.A. Controls and Procedures, page 5

4.

In future Exchange Act periodic reports, please update your disclosure as appropriate to disclose any specific plans, including timing, regarding the hiring of sufficient full-time accounting staff, including an Accounting Controller or CFO. In addition, please specifically discuss any procedures that have been implemented to mitigate the material weakness.

The Company will ensure that in future Exchange Act periodic reports, we will update our disclosure as appropriate to disclose any specific plans, including timing, regarding the hiring of sufficient full-time accounting staff, including an Accounting Controller or CFO. In addition, we will discuss any procedures that have been implemented to mitigate the material weakness.

Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

Note 1 – Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Investments, page F-8

5.

 We note that a majority of your securities are available for sale and carried at fair value. In future filings please include disclosures in accordance with ASC 320-10-50-2 or tell us why you believe they are not required. Also, in your response show us the disclosures you will provide in future filings.

The Company will ensure that in future Exchange Act periodic reports, we will include disclosures in accordance with ASC 320-10-50-2 as applicable. The disclosures that we will provide in future interim and annual filings will include by major security type, as of each date for which a balance sheet is presented, the following items in tabular format:

a. The amortized cost basis.

b. The aggregate fair value.

c. The total other-than-temporary impairment recognized in accumulated other comprehensive income.

d. Total gains for securities with net gains in accumulated other comprehensive income.

e. Total losses for securities with net losses in accumulated other comprehensive income.

f. Information about the contractual maturities of those securities as of the date of the most recent balance sheet.

6.

Please tell us the nature and cause of the impairment to your available for sale securities in 2011.

During the fiscal year ended April 30, 2011, the Company determined that six (6) investments totaling $338,325 and held in in private companies were impaired.  Two of these investments were warrants held in private companies which were not marketable.  At the time of amending the Form 10-K for the year ended April 30, 2011, we were aware as a subsequent event that the warrants would be expiring in the near future unexercised and that any value attributed to the warrants would not be realized. As a result, the historical cost of these warrants in the amount of $322,000 was impaired by the Company.  The remaining $16,325 of impairment for a total of four (4) investments that we had no evidence of recoverability for.

Note 4 – Income Taxes, page F-14

7.

Please explain to us why the amounts for income taxes at U.S. federal income tax rate disclosed in the income tax rate reconciliation are not equivalent to the federal statutory income tax rate of 34% disclosed in the paragraph preceding the reconciliation. Refer to ASC 740-10-50-12.

Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

The Company has determined that for the year ended April 30, 2012, a formula error in the income tax rate reconciliation detail schedule resulted in the federal statutory income tax rate of 34% calculation being incorrect.  However, the error was between the federal and state disclosed amounts and would not change the net income tax benefit (provision) total or the valuation amount recorded.  The Company also has determined that for the year ended April 30, 2011, the same formula error that occurred in 2012 was made and the error was between the federal and state disclosed amounts and would not change the net income tax benefit (provision) or the valuation allowance recorded.  Additionally, the calculation for 2011 as disclosed in the 2012 table was completed before the Company’s November 1, 2011 change from a Business Development Company (“BDC”) to an operating company and the resulting change in reporting entity and a change in accounting principle.  As a result, the April 30, 2011 disclosed amounts in the 2012 tax table utilized a calculation as a BDC to recognize all unrealized gains or losses in operations. As an operating company, the April 30, 2012 reported amounts utilized a calculation to recognize unrealized gains or losses as a component of stockholders’ equity (deficiency).

The Company has provided the Commission with a revised reconciliation disclosure below with the table disclosing both 2012 and 2011 on an operating company basis.  Since the disclosure errors for both 2012 and 2011 were immaterial and do not result in a change in the net income tax benefit (provision) or valuation allowance calculation, the Company would request that the Commission agree with not further amending the Form 10-K for the year ended April 30, 2012

	For the Year Ended April 30, 2012	For the Year Ended April 30, 2011

Income taxes at U.S. Federal Income Tax rate	$888,000	$1,683,000
State income taxes, net of federal benefit	(91,000)	(409,000)
Realized losses	(236,000)	(319,000)
Change in valuation allowance	(561,000)	(1,876,500)

Net Income tax (provision) benefit	$-	$(921,500)

In connection with the Company’s responding to the comments set forth in the August 2, 2013 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Michael D. Queen
Michael D. Queen
Chief Executive Officer